FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

   Item

1.	Press Release titled “AFP PROVIDA S.A. reports its results for the year ended December 31, 2003” dated March 30, 2004.

For Immediate Release
Contact: María Paz Yañez
Planning & Control Manager Phone:
(56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – March 30, 2004 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended December 31, 2003. All figures are expressed in constant Chilean pesos and are prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures for December 31, 2002 are inflation adjusted by the year on year CPI figure of 1.0%.

AFP PROVIDA S.A. reports its results for the year ended
December 31, 2003

GENERAL HIGHLIGHTS FOR THE YEAR 2003

Net income for the period amounted to Ch$32,005.5 million, a 6.8% real retrenchment on the figure recorded the previous year. In operational terms, this result is due mainly to the life and disability insurance (L&D), referring to the lower favorable casualty rebates and the higher provisions for this concept for a total of Ch$13,153.6 million, which overshadowed the favorable results obtained in both fee incomes and gains on mandatory investment. In non operating terms, it spotlights gains generated by the price level restatement in accordance with the sale of 20% stake in AFPC Porvenir (Colombia). Furthermore, earnings per share rose Ch$96.6, compared to Ch$103.67 obtained in 2002.

During the year, in operating terms it is highlighted higher revenues for Ch$7,922.8 million or 7.4% with respect to last year, sustained both in higher fee income and higher gains obtained in mandatory investments, which were partially offset by lower revenues for rebates on life and disability (L&D) insurance contracts prior to the current one. Regarding operating expenses, they were boosted by Ch$13,814.1 million (19.7%) basically as a result of the L&D insurance, both referring to a higher casualty cost affected by the decrease of interest rates increasing the casualty costs and a larger number of request given the learning process by affiliates to use this benefit, adding the application of even more conservative criteria for provisions according to the requirements set up by the Authority. Higher administration and commercial expenses were originated from new services in the pension industry. Consequently, operating income amounted to Ch$30,196.3 million, a drop of 16.3% or Ch$5,891.2 million to the previous year.

Non-operating income increased by Ch$8,182.4 million (464.9%) with respect to 2002, originated by gains obtained in both price level restatement due to lower inflation and differences in exchange rates associated to the sale of AFPC Porvenir in Colombia; transaction that in joint with the acquisition of AFP Porvenir Dominican Republic, are part of the joint international strategy of Provida with the BBVA Group aimed at reinforcing the previsional franchise in Latin America. The aforementioned was partially offset by the lower results obtained in affiliated companies, that in relation to foreign affiliates were affected by the appreciation of Chilean peso respect to dollar; as far as AFORE Bancomer is concerned its results were basically by the depreciation of local currency with respect to dollar, adding the exclusion of the AFPC Porvenir’s results after its sale. In the local scene, the above is the result of losses at two local affiliated companies (PreviRed.com and AFC) that have not reached breakeven point yet.

As of December 31, 2003, Provida maintains its leading position in the Chilean pension fund industry, totaling US$15,748 million in assets under management and a portfolio of 2.93 million affiliates equating to market shares of 31.70% and 42.00%, respectively.

Since Provida became the sole shareholder of AFP Genesis (Ecuador) and AFP Porvenir (Dominican Republic), Provida’s financial statements are consolidated with those subsidiaries, which implies acknowledging in all components of its results, a net income for Ch$359.7 million of AFP Genesis and a net loss for Ch$315.8 million of AFP Porvenir in 2003.

HIGHLIGHTS OF THE FOURTH QUARTER 2003 (4Q03)

In 4Q03 is spotlighted the favorable result recorded by the net income that rose to Ch$7,254.4 million, higher in Ch$779.5 million or 12.0% to the figure obtained in the fourth quarter of the previous year (4Q02). This evolution is sustained in operating factors, concerning fee incomes, given the higher levels of collection observed in the period and higher gains on mandatory investment, which were partially offset by higher provisions of expenses for the L&D insurance, stemming from both an upward trend of the client’s portfolio casualty rate observed across the industry and the application of even more conservative accounting criteria by Provida in accordance with the requirements set up by the Superintendency of AFP. Likewise, “Core Business” result increased in Ch$1,015.3 million or 16.8%, what is explained by higher fee incomes as well.

AFP PROVIDA, company leader in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico, El Salvador and Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	December 2003	Market Share
	Number of Affiliates	2,931,461	42.00%
	Number of Contributors	1,501,651	41.49%
	Number of Pensioners	291,045	38.01%
	Collection Base (US$ Million)	621	33.70%
	AUM (US$ Million)	15,748	31.69%
	Pension Fund Average Real Return (Acum 2003)	12.27%
	Pension Fund A Real Return (Acum 2003)	27.03%
	Pension Fund B Real Return (Acum 2003)	16.00%
	Pension Fund C Real Return (Acum 2003)	10.51%
	Pension Fund D Real Return (Acum 2003)	8.42%
	Pension Fund E Real Return (Acum 2003)	3.25%
	Other Variables	December 2003	Market Share
	Number of Branches	78	30.95%
	Number of Administrative Employees	1,038	31.65%
	Number of Sales Agents	625	24.11%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS TO DECEMBER 2003

  According to the information released by the Central Bank of Chile, Gross Domestic Product grew by 3.3% in year 2003, result obtained along with an expansion of the internal demand of 3.5%. The latter sustained by investment that grew 4.8%, being the highest performance since year 2000 and in accordance with experts’ opinion reinforce the expectations of the Chilean economy reactivation. Additionally, it contributes the above the positive behavior of consumption, mainly as a result of people’s confidence and better market conditions for obtaining consumption loans both in terms of affordability and interest rate conditions, all this based on a more favorable labor scenario.

During the year, indicators from various economic sectors and economic authorities showed that, in terms of economic growth, Chile was significantly improving; this bore some influence on the way things were regarded to by the Chilean people, whose expectations on the economic performance changed throughout the year. As a matter of fact, the Economic Perception Index revealed that the expectations of consumers improved from July to December 2003, when it reached levels not seen since the third quarter of 1998. This is also the conclusion of a study on “Public Opinion Indicators” carried out in the third quarter of the year, according to which people’s perception of the economic situation has improved in respect of one year ago.

Also, Monetary and loan terms continued to expand, as it is evident from the number of loans granted to individuals. In terms of figures, consumption loans have grown at a rate of two digits for over one year now; this is mainly due to the fact that low risk individuals with high earning capacity apply for loans in this particular segment and, backed up by new competitors and lower interest rates of consumption loans, the level of competitiveness of the system has also increased.

Further more, the Central Bank continued to apply the expansive monetary policy they had started in 2002 by reducing the rate of interest twice. In terms of figures, the 3.0% rate of interest imposed by the end of 2002 was further reduced to 2.75% in January 2003 (minus 25 base points). This rate was maintained till November 2003, as beyond the inflationary fluctuations resulting from the temporary rise in the price of petrol in the early months of 2003, the impact of external pressures exerted upon prices was rather reduced or did not exceed the expected margins. Consequently, inflationary prospects were kept in the range of 2% to 4%. However, the rate of interest was again reduced in December 2003 to 2.25%, a decision made on the basis of the low rate of inflation reached in the last months of the year and the effect of such rate on long term inflationary expectations. The latter represented an important risk that inflation might reach extremely low levels for a long time, not allowing a convergence to the middle point of the target range.

The labor market performance, a factor of great relevance to the pension fund industry, highlights during this period. As a matter of fact, the rate of unemployment by the fourth quarter of the year had reached 7.4% (0.4 points lower as compared to the previous year) and an average 8.5% over the full year, the best figure in the last five years. The remarkable element of this performance lies in the fact that there has been an increase in the number of employments offered by all the sectors of the economy, and unlike previous years, this is the result of the creation of new employments rather than an increase in the number of emergency jobs. In figures, 15,640 people were no longer part of the laid off group of workers compared to 4Q02, and the total number of employed increased 2.6% regarding 2002 and reaching 5,675,130 people; an indication that 143,780 new job vacancies had been created.

Finally, as far as labor market prospects are concerned, it is expected that the number of new jobs will continue to grow. This is based on the consensus| opinion that the economy has entered into a phase of a faster growth (it is expected that the GDP will grow by 5% or so during 2004), sustained by the contribution of investment and companies adjusted in order to attain higher levels of return and competitiveness. This would also permit a further increase in productivity along with real salary increments, elements that should give a fillip to the reactivation of economy and private consumption.

  Net Income of Provida to December 2003 reached Ch$32,005.5 million, equivalent to an average equity return of 20.3%, representing a real decrease of 6.8% or Ch$2,341.6 million with respect to 2002. In operating terms, it highlights the favorable results obtained in gains on mandatory investments as a consequence of a strong upward in stock values and a higher fee income due to an increase in collection levels recording a positive deviation of Ch$9,249.1 million. Nevertheless, the operating income dampened in Ch$5,891.2 million, what is explained mainly by the Life and Disability Insurance, both in revenues with respect to the lower rebates for favorable casualty that mostly took place in previous periods, as well as in higher expenses for provision concept due to an upward trend of the casualty rate caused by the decrease of interest rates increasing the casualty costs and a larger number of request given the learning process by affiliates to use this benefit, and for the application of even more conservative criteria in the constitution of provisions for this concept, totaling a negative deviation of Ch$13,153.6 million.

Likewise, the non-operating income showed a positive deviation of Ch$8,182.4 million (464.9%) with respect to the previous year, due fundamentally to the earning before taxes by Ch$8,585 million obtained on the sale of 20% stake in AFPC Porvenir, Colombia carried out in September. It adds up to it, a positive deviation of Ch$2,298.7 million in price level restatement, where Ch$1,165.5 million stemmed from the lower inflation applied net passive position of Provida. Besides, contributing to the above is a higher income for the exchange rate differences of Ch$1,133.2 million originated by dividends receivable by subsidiaries and by releasing the equity when carried out the sale of 20% of AFPC Porvenir, Colombia. Partially offsetting the above are the lower gains from affiliated companies by Ch$2,796.6 million, that internationally are explained by the impact of the Chilean peso appreciation with respect to US dollar in Provida’s results; the exchange rate effects of the local currency depreciation with respect to US dollar in results of AFORE Bancomer; and the exclusion of results of AFPC Porvenir, Colombia after its sale in September. In local terms, this result stems from the losses recorded by the affiliates PreviRed.com and AFC that have not yet reached their breakeven point.

The income taxes, therefore, increased in Ch$4,632.8 or 132.4% mainly as a result of the tax figure involved in the 20% sale of the stake in AFPC Porvernir, Colombia, reaching Ch$3,793.5 million. The rest of the difference is explained by the higher and current tax rate in the period of 16.5% (16.0% in the last period).

	2003	2002	Variación	Variación %

	(En millones de pesos al 31 de diciembre de 2003, excepto porcentajes)
Utilidad Operacional	30,196.3	36,087.5	(5,891.2)	-16.3%
Ingresos Operacionales	114,297.0	106,374.2	7,922.8	7.4%
Gastos Operacionales	(84,100.7)	(70,286.7)	(13,814.1)	19.7%
Otros Ingresos (Gastos) No Operacionales	9,942.4	1,760.0	8,182.4	464.9%
Impuesto a la Renta	(8,133.2)	(3,500.4)	(4,632.8)	132.4%
Utilidad Neta	32,005.5	34,347.1	(2,341.6)	-6.8%
  Earnings per share (each ADR represents fifteen shares) were Ch$96.60 compared to Ch$103.67 obtained in 2002. At December 31, 2003, the total number of outstanding shares stood at 331,316,623, the same as 2002.

Recent Developments and Projects

  As was mentioned in previous reports, Industry in 2003 was characterized by the implementation of the most important reforms to the business of Private Pension Funds Management since its creation. Fundamentally, the said reforms can be summarized in two: the first one, Flexibilization of mechanisms for voluntary pension savings (APV) in force since March 2002 that provides new savings incentives and allows other financial institutions different from the AFPs to administrate them. The second one is referred to Multiple Pension Funds, partially in force since March, 2002 and in full force since August 1, 2002, which increased from 2 to 5 the number of investment portfolios offered to affiliates.
  As far as Voluntary Pension Saving (APV) is concerned, it highlights the outstanding increment in the number of workers having voluntary pension savings plans since its inception. In figures, at the close of 2002 about 277,000 people had contracted APV plans, whereas at December 2003 the number of administrated accounts grew by 37% until completing almost 382,000. In this context, the AFPs continue to lead with a market share of 87% in assets under management and 89% in account numbers, followed by insurance companies with 6% and 8% market share, respectively. Regarding market share within the AFP industry, Provida has 49% of the administrated accounts and 18% of the associated funds at December 2003.

  In addition, it is important to highlight that according to the official figures released to the period October-November 2003, labor force (which includes self-employed and salaried workers) reaches 5,675,000 people, inferring that a 7% have APV plans. Likewise, APV penetration market reaches 10.7% measured over the contributor base of the pension industry which at December 2003 reached to 3.5 million, demonstrating a growth potential that is still seen in this area.

  Likewise, the Multiple Funds Law that wide the range of alternatives for affiliates in connection to pension savings, incremented investment alternatives offered by the AFPs with respect to voluntary pension savings. In this way, AFPs were able to offer a better inducement of diversification to their clients and therefore, more competitiveness with the other players in this new business.

  Additionally, and given that the start up of the multiple fund system matched with a recovery in the stock markets both in Chile and abroad, AFPs administrated this favorably evolution for affiliates’ benefit that opted by funds with more percentage in variable income. In fact, prior to the multiple funds start-up, a 23.2% of pension savings were invested in variable income, a percentage that increased to 32.8% at December 2003.

  Therefore, in 2003 was a good period regarding pension funds profitability moreover for those that have a higher percentage of their client’s portfolio in variable income (Type A and B) which jointly represent a 24% of the total. In figures, fund type A, which has the highest concentration of shares (up to 80% of the portfolio), earned in real terms a 26.9% in 12 months close figure to the record obtained of 29.7% by pension funds in 1991. Likewise, fund type B, which has a maximum investment level in shares of 60%, also has favorable return with a profitability of approximately 16.0% in real terms. Fund type C, which concentrates more than a half of all pension savings (56%), reached a 10.5% real profitability, whereas funds type D and E, having higher percentage in fixed income that represent 20% of savings, experimented of 8.9% and 3.3% in real terms respectively.

  Moreover, this reform has caused a favorable cultural change evinced in the way affiliates learn and make decisions about their pension savings. In fact, fairly half a million of people have opted in the last 12 months for one of the five funds, representing more than 40% of the total number of contributors in the Industry.

  Regarding the area of new businesses in the local scene and since all AFPs participated jointly by establishing a consortium in January 2002, they were awarded the administration of Unemployment Insurance for a period of 10 years after presenting the best bid, both technically and economically, AFP Provida participates in the newly created company “Administradora de Fondos de Cesantía de Chile S.A.” (AFC) with 37.8%. This new business has originated new sources of revenues after being awarded the operational and technical support of said company. For these concepts, Provida has perceived during 2003 revenues for Ch$209.3 million originated from rendering services of said support and an additional Ch$527.1 million for administrating accounts, both recognized as other operating revenues.

  On the other hand, it is important to mention by the implementation of unemployment Insurance, social protection network in Chile was extended to workers and their respective families, being AFPs an important sharer in the fulfillment of those commitments. In addition, affiliation process has been very successful, fairly exceeding the early projections. In figures during these operating 16 months, the unemployment insurance accounts for 2,116,000 beneficiaries representing 64% of salaried workers from private sector and of which 1,705,840 were incorporated during 2003. In connection with benefits granted, during 2003, about 99,341 benefits were given to workers who lost their jobs basically corresponding to temporary or fixed term labors. The latter corresponds to 4.7% of the insurance beneficiaries who receive benefits for a total of Ch$4,995 million. Finally, given the high market penetration of this new benefit, unemployment funds have recorded an outstanding growth reaching to Ch$73,652 million at December 2003. By law, such funds can only be invested in fixed income securities, gaining a real annual return of 1.64% at December 2003.

  Finally, in connection with the international business and as it was mentioned in the last quarter report, during the year several adjustments in investment portfolio were carried out in Provida’s subsidiaries abroad as a result of the joint strategy to boost the pension franchise with the BBVA Group. In the first instance, Provida sold its 20% stake in AFPC Porvenir in Colombia, decision that obeys to the fact that the Colombian pension fund market has matured and the existence of regulation changes that may affect the sector, situation in which Provida did not exercise a management position in the company, while BBVA Group has a controlling position in another AFPC, Crecer in Colombia. At this stage and given the attractive offer to purchase on behalf of the AFPC Porvenir controlling shareholders, the Sarmiento Group, the Company administration decided it was the right moment to make the sale. In figures, the net income of the transaction reached Ch$5,376 million, of which Ch$8,585 million were recognized as income in other non operating revenues, Ch$107 million recognized as revenues for price level restatement originated by differences of the exchange rate when the reserves were released, and Ch$3,317 million were deducted for income tax.

  Jointly to this transaction, Provida acquired 100% of AFP Porvenir in Dominican Republic to the Sarmiento Group and minority shareholders for a total of US$15.4 million. It is important to point out that the said country has just created a pension fund system similar to the Chilean one and, because of the business projections offered, Provida considered of great attractiveness to take a position with management capacity in such AFP. Besides, such transaction sustains itself financially on the expected results in the medium and long term that are strengthened by the benefits of the future merger agreed on BBVA Crecer, the AFP of the BBVA Group in that country. Due to Provida controls 100% of the acquired society, AFP Porvenir’s results are consolidated with those of the Company which implied recognition of a net loss of Ch$315.8 million.

Business Development

  Operating Revenues ascended to Ch$114,297.0 million in 2003, representing a real growth of 7.4% or Ch$7,922.8 million with respect to last year. It highlights in the above the favorable evolution experienced by the fee income registering a positive variation of Ch$4,394.3 million or 4.6% given the higher collection volumes as well as the higher earnings obtained on mandatory investments of Ch$4,899.8 million supported by the recovery of the stock markets both locally and foreign, and the higher flexibility of the investment portfolios due to the implementation of the multiple funds mentioned previously. Partially overshadowing this favorable evolution, are the lower rebates and financial revenues on the L&D insurance contracts prior to the current one, implying lower revenues for Ch$1,873.9 million, given that a large part of the favorable casualty rebates took place in previous years.

  Fee Income in 2003 reached Ch$100,246.4 million, representing an increase of 4.6% or Ch$4,394.3 million with respect to last year which is basically sustained in higher collection levels observed during the year which reached a monthly average of Ch$47,350 million with a real growth of 3.6%. Supporting the above is the favorable result of the commercial strategy reflected on the important volume of the positive net income transferred among AFPs for a total amount next to Ch$7,000 million, mostly those belonging to peer competitors. It has to be pointed out that part of this higher income volume will be reflected on results during the first quarter of 2004, as a result of the legal terms set up for the account transfers among AFPs. In relation to client’s figures, Provida has maintained to be a market leader with a market share over 40% during all year, where the average number of contributors ascended to 1,413,179.

  Gains on Mandatory Investment reached to Ch$9,806.1 million in 2003, representing an increase of Ch$4,899.8 million or 99.9% with respect to 2002. In this evolution, it is highlighted that the start up of the Multiple funds matched with the recovery of the stock market both in Chile and abroad, scenario where AFPs managed this evolution for affiliate’s benefits, mostly those who opted by funds with higher concentration on variable income in pension savings portfolios. In figures and as it was mentioned previously, the funds with higher share percentage (A and B type) recorded outstanding returns of 27.0% y 16.0% in real terms, during 12 months respectively. Notwithstanding, type C fund has enormously contributed to results (67% of total earnings) by concentrating more than 50% of pension savings, obtaining a real return of 10.5%. The above was mainly originated by the recovery of the stock markets, both local (IPSA +48.5%, IGPA +46.2%) and foreign stock (Dow Jones +25.3%, NASDAQ +50.0%, MSCI US Value +31.0%, MSCI Europe ex UK +39.6%, Nikkei +37.7%, AC Far East ex Japan +40.8%), partially offset by dollar decrease in the year and the favorable results obtained in local fixed income client’s portfolio of the long term. Consequently, the Fund reached a positive average real return of 11.71% in 2003 which compares favorably to only 3.45% recorded in 2002.

  Operating Expenses increased from Ch$70,286.7 million in 2002 to Ch$84,100.7 million in 2003, equivalent to a rise of Ch$13,814.1 million or 19.7%. This is explained by the higher expense in relation of the L&D insurance premiums for Ch$11,279.6 million, mainly due to the higher provisions for casualty rate, situation that has been present throughout the industry. It adds up to it, the application ofeven more conservative criteria applied by the Company for the recognition of the provisions in accordance with the Superintendency’s instruction about this matter issued at early 2004. In addition to the aforementioned are the higher sales personnel remuneration for Ch$1,206.8 million as a result of a more aggressive commercial strategy as well as higher administrative expenses for Ch$1,705.4 million linked to new services in the Industry.

  The Administrative Personnel Remuneration at 2003 amounted to Ch$15,957.5 million, less than 2.9% or Ch$477.4 million with respect to last year. Within the latter, it is highlighted that the Company’s administration has specially emphasized efficiency of the administrative structure that reflects a fall of 5.9% of the average number of administrative staff (from 1,130 workers at 2002 to 1,064 at 2003), whereas at the close of the period the decrease reached 7.2% (from 1,119 administrative staff at December 2002 to 1,038 at December 2003). However, the aforementioned effect, as far as remuneration savings is concerned, was partially offset by higher expenses in severance payments due to a retrenchment of administrative staff and the inclusion of higher premiums granted for seniority concept due to change of criteria that consists on accrued proportion of years of service and not only when seniority stage is reached. Higher expenses associated to the aforementioned implied a negative deviation with respect to last year of Ch$527.0 million.

  Sales Personnel Remuneration increased from Ch$7,792.3 million in 2002 to Ch$8,999.1 million in 2003, representing an unfavorable variation of Ch$1,206.8 million (15.5%). The aforementioned is the result of rewards granted as extraordinary incentives in order to achieve commercial goals in a more competitive environment as well as the increase in commissions related to a higher commercial activity reflected in a greater volume of transfers. In figures, the production volume of sales force in relation to incomes increased from Ch$38,222 million in 2002 to Ch$45,435 million in 2003, representing an increase of Ch$7,102 million or 18.5% in real terms. Further, in terms of net salary transfers among AFPs, this resulted from nearly no transfers in 2002 to a positive net transfer of Ch$6.918 million, situation that is even more remarkable if it is considered that commercial staff has diminished whereas productivity has increased.

Regarding staff, the average figure of sales personnel decreased a 5.7% from 673 in 2002 to 634 in 2003. With respect to the evolution at the end of each period, the sales force fell from 652 to 625 sales agents, recording a decrease of 4.1%.

  In terms of expenses for Life and Disability Insurance (L&D), this reached Ch$44,700.2 million during 2003, higher by Ch$11,279.6 million or 33.8% compared to last year. The aforementioned is mainly the result of higher casualty rate of the client portfolio, evidencing a greater learning process of the benefits coverage by affiliates which have implied an upward trend in the number of casualty requests as well as the fall of interest rates that resulted in higher economic value of said casualties.

Besides, this year was marked by changes in the criteria of accounting provisions related to casualties. First of all, Superintendency of Pension Fund Administrators instructed about provisions to be included in the year 2003 in connection with higher casualties. That’s why at the close of the period AFP Provida made provisions for 100% of the balance of the Insurance Company up to January 2004, that is, the amount to be paid in March 2004, regarding contracts prior to the current one.

Likewise, criteria applied until November 2003 as informed to the Authority, consisted in recording monthly all contracts from the accrued proportion obtained from the unfavorable difference for implicit casualties in the estimation for payment of pre-settlements, recorded in results as insurance cost and in a provision account as a liabilities. At the moment of knowing exactly the amount of settlements or pre-settlements these provisions were used, adjusting that month the difference for deficit or surplus of provisions. In this way, result for 12 month-period paid in March was distributed affecting 9 out of 12 months of that year, and 3 out of 12 months of the following year, corresponding the last twelfth month to date of payment. The application of the aforementioned implied a review on constituted provisions, which led to an adjustment for Ch$6,723.7 million considered as an increment in provisions for higher casualties, affecting results of previous years for an amount of Ch$5,614.3 million net of taxes according to the analysis carried out and contrasted with the Company’s external auditors, with the respective approval by Authority.

Furthermore and as it was mentioned in the last quarter report, with the coming into effect of the new August 2003-December 2004 contract, whose first pre-settlement will be made in March 2005, AFP Provida decided to strengthen the application of more conservative criteria of the recognition of the casualty rate through the application of the accrued criteria of the projected casualty rate of the contract in its period of coverage, of 17 months, in order to maintain an adequate correlation between revenues and expenses recognized on monthly basis. This criteria could not be applied previously since it did not have enough reasonable evidence that allowed for an adequate predictive capacity, implying to make 100% of provisions in December 2004 for the payment that will take place in March 2005 as required by Authority. As a result, over the total client salary base expected of the contract, it is recognized monthly at a rate of 1/17, an additional provision over the temporary premium in relation to the estimated casualty rate of the contract. The latter is subject to periodic reviews in accordance with the monthly balances given by the insurance company, adjusting to the rise if initial projections are exceeded. Since at December 2003, the new contract has been in force for five months, the impact of higher provisions considering the above mentioned is added for a sum of Ch$2,707.0 million.

  Other Operating Expenses reached Ch$14,443.9 million in 2003 representing an increase of 14.3% or Ch$1,805.0 million regarding previous year. Fundamentally, this is explained by the higher administrative expenses of Ch$1,705.4 million associated with the launching of the multiple funds and correspond basically to communications for clients with respect to mailing as requested by the Authority, as well as those expenses related to the administration of funds. Additionally, explaining this deviation are the costs associated with the externalization of the collection process in order to improve service quality at agencies intended to maintain client’s fidelity and at the same time, reduce the expense associated with them, as well as expenses related to the rendering of technological and operational support to the AFC that have implied hiring temporary workers and services which finds its counterpoint in the revenues perceived for this concept.

  Consequently and despite the favorable evolution with respect to operating revenues, the Operating Income decreased by Ch$5,891.2 million or 16.3%, reaching Ch$30,196.3 million in 2003, basically originated by the aforementioned expenses.

  Other Non Operating Income (Expenses) rose significantly to Ch$8,182.4 million from an income of Ch$1,760.0 million at 2002 to an income of Ch$9,942.4 million at 2003. This is fundamentally the result of the income obtained on the sale of AFPC Porvenir in Colombia, a transaction recognized as non operating revenues for Ch$8,585.3 million (not considering associated taxes), a transaction related to the joint international strategy of Provida and the BBVA Group and in consideration of the sale opportunity of this position due to the maturity of the market, regulatory changes and the fact that Provida did not have a controlling position.

  Furthermore, during the period, the price level restatement recorded a positive deviation of Ch$2,298.7 million stemming from the lower inflation applied in the period (1.0% versus 3.0% applied the previous year) over its non monetary net liability exposure as well as for the income produced on the difference of the exchange rate for the AFPC Porvenir sale, in addition to the lower financial expenses given the improved financial performance of the Company. Partially offsetting the above, are the lower returns of the affiliated companies; the foreign affiliates’ performance was universally affected by the appreciation of the Chilean peso versus the dollar and in particular by the AFORE Bancomer earnings affected by the local currency exchange rate with respect to the dollar and the exclusion of the AFPC Porvenir results starting September; while in local terms, it is explained by the losses sustained for the PreviRed.com and AFC affiliates that have not yet reached their breakeven point.

  The Results of Affiliated Companies declined in Ch$2,805.2 million (28.6%) from Ch$9,809.1 million in 2002 to Ch$7,003.9 million in 2003. This decrease stems mainly from foreign affiliates regarding the effect of the appreciation of the Chilean peso with respect to the dollar (17.4% in 12 months) acknowledging result of affiliated companies given the dollarization carried out in the Provida Internacional’s accounting. In addition to the above, are the lower returns generated by AFORE Bancomer of Mexico owing to the depreciation of the local currency regarding the dollar (10.0%) as well as the sale of AFPC Porvenir of Colombia which implied the exclusion of a recurrent average net benefit of US$196 thousand per month. Regarding local affiliates, the highest losses were recorded by PreviRed.com and AFC for Ch$328.3 million together since they have not yet reached breakeven point.

		2003	2002	Variación	Variación %

Compañía	País	(En millones de pesos al 31 de Diciembre de 2003, excepto porcentajes)
Horizonte	Perú	1,944.2	2,055.4	(111.2)	-5.4%
Porvenir	Colombia	929.1	1,548.8	(619.7)	-40.0%
Bancomer	México	4,277.9	6,006.3	(1,728.3)	-28.8%
Crecer	El Salvador	790.5	799.6	(9.1)	-1.1%
DCV	Chile	49.7	58.3	(8.6)	-14.8%
PreviRed.com	Chile	(421.0)	(404.0)	(17.0)	4.2%
AFC	Chile	(566.4)	(255.2)	(311.2)	122.0%

TOTAL		7,003.9	9,809.1	(2,805.2)	-28.6%

In Peru, Provida Internacional is present in AFP Horizonte since 1993 and currently has a 15.87% shareholding. In 2003, this affiliate generated an income of Ch$1,944.2 million for Provida representing a negative deviation equivalent to Ch$111.2 million (5.4%) with respect to 2002. The above is a result of the appreciation of the Chilean peso with respect to the dollar (17.4% in 12 months) since analyzing the dollar figure, revenue reaches to US$3.27 million implying an increase of US$442 thousand or 15.6% with respect to the dollar result obtained at December 2002. The main factor behind this is referred to higher earnings in fees charged to a greater average number of contributors (5.5%) as well as to higher gains on mandatory investments. According to information at December 2003, this subsidiary accounts for 838,329 affiliates and assets under management for US$1,604.0 million, figures equivalent to market shares of 26% and 25% respectively, and situates it in first place in terms of affiliates and third place for assets under management.

In the case of Colombia, Provida Internacional had been present from 1994 until September 2003 when it sold its 20.00% stake to the controllers of AFPC Porvenir. Until August 2003, this affiliate generated for Provida an income of Ch$929.1 million, comparing unfavorably with the results recognized in 2002 of Ch$1,548.8 million. In comparative terms, there are four months less of results in 2003 as a result of the sale and, together with the rest of the foreign affiliates, the earnings were additionally affected by the appreciation of the Chilean peso with respect to the dollar by 17.4%. At August 2003, this affiliate had a total of 1,280,205 affiliates and assets under management of US$1,792 million, figures equivalent to market shares of 25% and 27%, respectively, maintaining its first place of the market share in all the relevant variables.

As was mentioned previously, this affiliate sale is linked to joint strategy to boost the pension franchise in Latin America with BBVA group, also considering Colombian market conditions and Provida’s non management position. In addition, transaction was jointly with Provida’s acquisition of a position with management capacity in AFP Porvenir in Dominican Republic that in addition sustains itself financially on the expected results in the medium and long term that are strengthened by the benefits of the future merger agreed on with BBVA Crecer, the AFP of the BBVA Group in that country. Due to Provida controls 100% of the acquired company, its results of are consolidated with those the Company.

In El Salvador, AFP Crecer was created in September 2000 as the result of a merger of AFPs Porvenir, Prevision and Maxima, converting it into the country’s largest pension fund administrator in terms of clients. At December 2003, the client’s portfolio ascended to 596,863 with assets under management of US$720.7 million, figures equivalent to market shares of 56% and 48%, respectively. Provida Internacional has an ownership of 19.00% of AFP Crecer, originating earnings for Provida of Ch$790.5 million at 2003, implying a decrease of Ch$9.1 million with respect to 2002, deviation that have underlying a Chilean peso appreciation between both periods. In dollars, this affiliate experienced revenues for US$1.33 million, representing an increase of US$230 thousand (20.8%), to the accrued income in 2002, mainly sustained in higher results of fee income basically given by higher average contributors.

Regarding Mexico, in November 2000, Provida Internacional purchased 7.5% of the equity of AFORE Bancomer, whose contribution in results maintain it as the largest investment and the highest volume in earnings for Provida. In figures, earnings for 2003 reached Ch$4,277.9 million, with 53.9% participation over the total contributed by the foreign affiliates during the period. Compared to the same period the previous year, this affiliate income dropped by Ch$1,728.3 million or 28.8% as a result of the depreciation experienced by the local currency versus the dollar between both periods under comparison reaching 10.0% in addition to the negative effect of the appreciation of the Chilean peso with respect to the dollar of 17.4%. In fact, in local terms (Mexican currency) affiliate experienced a decrease in net income of 4.3%, produced by the low growth in fee income due to higher unemployment rates, plus expenses and unexpected provisions, as well as higher depreciation. At December 2003, AFORE Bancomer maintains a client portfolio of 4,328,805 and funds under management of US$7,386.5 million, representing market shares of 14% and 21%, respectively, situating it in second place of the market share on all relevant variables.

Finally, the results of local affiliates, jointly contributed lower earnings for Provida of Ch$328.3 million, product of higher losses at two of the three companies. On the one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in October, 2002 and where Provida has a 37.8% ownership, represented a loss for the Company of Ch$421.0 million in 2003, comparing unfavorably with the loss obtained in 2002 of Ch$404.0 million. Basically, this result lays on the fact that this subsidiary still has not reached breakeven point and in the fact that benefits granted have surpassed projections resulting in higher costs for the company. Furthermore, PreviRed.com, an electronic collection company where Provida also has 37.8% ownership, implied a loss of Ch$566.4 million for the Company in 2003, representing a negative deviation of Ch$311.2 million or 122.0% with respect to the same period last year, and that still has not reached breakeven point, even though its achievements in market penetration are remarkable during the year. Lastly, “Investments DCV” (DCV), represented for Provida an income of Ch$49.7 million in the period, resulting inferior in Ch$8.6 million or 14.8% to the returns of the same period last year. In this Company whose business is to invest in companies devoted to public offering securities, Provida participates with a 23.14% stake and the rest of its main shareholders being other AFPs of the industry, the same as with the other two local investments (AFC and PrevirRed.com), where also other financial institutions participate.

  Interest Expenses diminished by Ch$152.4 million or 10.1%. This positive deviation is the mainly the result of the lower level of long-term debt, basically given the amortizations that took place between both periods according to schedule set forth credits, as well as lower average interest rates of short and long term debt.

  The loss for Price Level Restatement implied gains for Ch$213.4 million representing a positive variation of Ch$2,298.7 million. In the year, the applied inflation reached only to 1.0%, positively compared to 3.0% applied in 2002 which also affected in the lower growth showed by the UF value, and on that account a negative price level restatement result associated to that currency debt. In addition, in the year positive effects were recorded by the exchange rate due to dividend delivery by subsidiaries and the dollar current account maintained with Provida Internacional. Besides, as a result of the sale of stake in Porvenir, Colombia, a revenue by exchange rate was recorded whose net effect resulting in an income of Ch$107 million. The latter is due to an accounting principle in Chile that allows to reflect the differences in the exchange rate produced both by dollar denominated investments and loans denominated in dollar related to these investments (hedge) in a patrimony account. Despite that the loan denominated in dollar was paid off in March 2000, the accumulated balance of the equity capital for the assets and liabilities accounts is released the moment the sale of the investment take place.

  In 2003, Income Taxes reached Ch$8,133.2 million, implying higher expenses for Ch$4,632.8 million (132.4%) with respect to last year, basically explained by taxes associated to the sale of stake in AFPC Porvenir, Colombia carried out in September for Ch$3,794 million. Despite lower results obtained during the year, the differential amount lays on the increment on tax rate from 16.0% in 2002 to 16.5% in 2003.

  Total Assets to December 2003 reached Ch$231,418.0 million, an increase of Ch$11,967.7 million or 5.5% with respect to December 2002. This evolution is explained fundamentally by the increase of Ch$12,064.2 million in mandatory investments, a result of both the normal contributions made on the growing client salary base and the important returns obtained by the pensions funds. The latter was partially offset by the decline of other assets of Ch$7,392.2 million owing to decrease of investment in affiliated companies (Ch$8,106.8 million) given the sale of AFPC Porvenir, Colombia.

  Total Liabilities increased by Ch$12,207.2 million from Ch$46,398.5 million at the close of 2002 to Ch$58,605.7 million in December, 2003. The aforementioned is the result of the increase in current liabilities for Ch$15,242.1 million due to the higher temporary use of credit lines to finance working capital and to pay off interim dividends and higher provisions carried out by the unfavorable casualties, as well as transfer of short portion of the long-term debt. Partially offsetting the latter, is the decline of long term liabilities of Ch$3.034,9 million as a consequence of debt amortization effectuated according to the established payment schedule in the respective loan contracts, which is reflected on minor obligations with banks and financial institutions, and lower documents and accounts payables to affiliated companies.

  Shareholders’ Equity slightly decreased in Ch$239.5 million or 0.1% in real terms, from Ch$173,051.9 million at the close of December 31, 2002 to Ch$172,812.3 million at end of December 2003. This retrenchment is partly caused by adjustments due to the application of AFPs Superintendency’s instruction about constitution of casualty provisions. This led to a review of the registered provisions that after the analysis carried out an contrasted with the Company’s external auditors with the respective approval of the Authority, implied to acknowledge Ch$6,723.7 million as an increment of provisions for higher casualty rates, affecting previous results for a total of Ch$5,614.3 million net of the respective taxes. Therefore, the latter negatively affected the increment stemmed from undistributed profits as a result of generation and deduction of revenues of previous years, which ascended to a positive deviation of Ch$6,328.5 million, whereas if such adjustment had not been accounted, the amount would have amounted to Ch$13,052.2 million. To the above, it can be added the minor balance of reserves for Ch$6,568.1 million, a negative adjustment for exchange rate in Provida Internacional given the appreciation of Chilean Peso in the year.

  The Exchange Rate at December 31, 2003 was Ch$593.80 per dollar, while at the same date of the previous year this was Ch$718.61 per dollar. Representing an exchange rate appreciation of 17.4%, higher than 9.7% recorded in 2002.

CONSOLIDATED INCOME STATEMENT

	2003	2002	Change	%
	(Million of constant Chilean pesos at December 31, 2003, except percentages)
OPERATING REVENUES
Fee income	100,246.4	95,852.1	4,394.3	4.6%
Gains on mandatory investments	9,806.1	4,906.3	4,899.8	99.9%
Rebates on L&D insurance	1,105.1	2,979.0	(1,873.9)	-62.9%
Other operating revenues	3,139.5	2,636.8	502.7	19.1%

Total Operating Revenues	114,297.0	106,374.2	7,922.8	7.4%

OPERATING EXPENSES
Administr. personnel remunerations	(15,957.5)	(16,434.9)	477.4	-2.9%
Sales personnel remunerations	(8,999.1)	(7,792.3)	(1,206.8)	15.5%
L&D insurance	(44,700.2)	(33,420.6)	(11,279.6)	33.8%
Other operating expenses	(14,443.9)	(12,638.8)	(1,805.0)	14.3%

Total Operating Expenses	(84,100.7)	(70,286.7)	(13,814.1)	19.7%

OPERATING INCOME	30,196.3	36,087.5	(5,891.2)	-16.3%

OTHER INCOME (EXPENSES)
Gains on investments	55.1	176.0	(120.9)	-68.7%
Profit (loss) in affil. companies	7,003.9	9,809.1	(2,805.2)	-28.6%
Amortization of goodwill	(4,993.2)	(4,978.9)	(14.3)	0.3%
Interest expense	(1,359.3)	(1,511.7)	152.4	-10.1%
Other income net	9,022.7	350.9	8,671.8	2471.5%
Price level restatement	213.4	(2,085.4)	2,298.7	-110.2%

Total Other Income (Expenses)	9,942.4	1,760.0	8,182.4	464.9%

INCOME BEFORE TAXES	40,138.7	37,847.5	2,291.2	6.1%
INCOME TAXES	(8,133.2)	(3,500.4)	(4,632.811)	132.4%

NET INCOME	32,005.5	34,347.1	(2,341.6)	-6.8%

CONSOLIDATED BALANCE SHEET

	2003	2002	Change	%
	(Million of constant Chilean pesos at December 31, 2003, except percentages)
ASSETS
Current Assets	15,540.2	9,799.7	5,740.5	58.6%
Marketable Securities - Reserve	92,252.7	80,188.5	12,064.2	15.0%
Premises and Equipment	25,817.2	23,880.9	1,936.3	8.1%
Other Assets	97,807.9	105,581.2	(7,773.3)	-7.4%

TOTAL ASSETS	231,418.0	219,450.3	11,967.7	5.5%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	50,124.0	34,881.8	15,242.1	43.7%
Long-Term Liabilities	8,481.6	11,516.6	(3,034.9)	-26.4%
Minority Interest	0.1	0.1	(0.0)	-3.3%
Shareholders´ Equity	172,812.3	173,051.9	(239.5)	-0.1%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	231,418.0	219,450.3	11,967.7	5.5%

CONSOLIDATED CASH FLOW STATEMENT

	2003	2002	Change	%
	(Million of constant Chilean pesos at Dicember 31, 2003, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	33,996.8	28,163.3	5,833.5	20.7%
Total Operational Income	104,663.5	100,427.9	4,235.5	4.2%
Total Operational Expenses	(70,666.7)	(72,264.6)	1,597.9	-2.2%

CASH FLOW FROM FINANCING ACTIVITIES	(43,688.5)	(24,467.2)	(19,221.3)	78.6%

CASH FLOW FROM INVESTING ACTIVITIES	10,103.4	(3,275.1)	13,378.5	-408.5%

TOTAL NET CASH FLOW	411.6	421.0	(9.3)	-2.2%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS FOR FOURTH QUARTER 2003 (4Q03)

  Considering that even the earnings decreased during the period, the quarter evolution has been positive and in fact during fourth quarter of 2003, Net Income increased 12.0% or Ch$779.5 million with respect to fourth quarter of 2002 (4Q02), from Ch$6,474.9 million to of Ch$7,254.4 million in 4Q03. In this result and as was the case of year 2003, it highlights the positive evolution of fee income sustained by the increase in the volume of salary contributed as well as the favorable performance of gains in mandatory investments. Moreover, during the quarter higher operating expenses are recorded mainly originated by higher expense in Life and Disability Insurance which can not overshadow the favorable result aforementioned, recording a higher operating income of Ch$2,365.1 million or 31.7%. Partially offsetting this favorable evolution in operating terms, is the highest expense in relation to tax income for Ch$1,657.2 million associated basically to the sale of 20% stake in AFPC Porvenir, Colombia, where tax value of investment determined by Colombia was revised downward, Increasing the taxable income taped at a rate of 38.5% in Colombia, whereas in 4Q02 expense for this concept was not recorded due to it had provisions in excess.

	4Q 2003	4Q 2002	Change	% Change

	(Million of constant Chilean pesos at December 31, 2003, except percentages)
Operating Income	9,817.1	7,451.9	2,365.1	31.7%
Total Operating Revenues	29,647.7	25,121.9	4,525.8	18.0%
Total Operating Expenses	(19,830.6)	(17,669.9)	(2,160.7)	12.2%
Other Income (Expenses)	(1,060.9)	(1,132.4)	71.5	6.3%
Income Taxes	(1,501.8)	155.4	(1,657.2)	-1066.4%
Net Income	7,254.4	6,474.9	779.5	12.0%

Operationally speaking, higher contribution is related to fee income higher by Ch$3,176.0 million or 13.4% compared to 4Q02, which was accompanied by the favorable evolution of gains on mandatory investment higher in Ch$1,117.7 million with respect to the result recorded in 4Q02. Partially offsetting the above are higher operating expenses (Ch$2,160.7 million or 12.2%) resulting from the provisions of the L&D Insurance as a consequence of casualties observed throughout industry as well as a more conservative criteria applied by the Company in the way of recognizing this expense which led to an anticipation of provisions with respect to previous periods which is in accordance with Authority’s instruction about this matter at early 2004.

In non operating terms, during 4Q03 a lower loss of Ch$71.5 million or 6.3% was recorded, difference that is positively affected by minor loss of Ch$1,298.3 million due to price level restatement, given the lower inflation applied during the period in comparison to the same quarter in 2002 (-0.3% 4Q03 versus 1.6% 4Q02). However, this positive result was partially offset by the lower other net non operating revenues due to the effect of the appreciation of Chilean peso respect to dollar over its main component, gains obtained for sale of AFPC Porvenir Colombia, that was recognized in dollar. Furthermore, Chilean peso appreciation affected gains obtained in investments of affiliated companies abroad plus lower results recorded by AFORE Bancomer, Mexico given depreciation of local currency with respect to dollar, and the exclusion of AFPC Porvenir Colombia after its sale; originates a negative deviation in gains on affiliated companies for Ch$275.8 million.

  Earnings per Share (each ADR represents 15 shares) during the quarter amounted to Ch$21.90 higher in 12.0% compared to the Ch$19.54 in 4Q02 due to the aforementioned reasons. The number of outstanding shares stood at 331,316,623, remaining unchanged to the level of 4Q02.

  Operating Revenues ascended to Ch$29,647.7 million during 4Q03, representing an increase of Ch$4,525.8 million (18.0%) with respect to 4Q02 sustained by the favorable evolution of the majority of its components. Within the latter, the contribution of fee income stands out, recording a variation of Ch$3,176.0 million (13.4%) and, favorable results obtained on mandatory investments for Ch$1,117.7 million. In addition, other operating revenues recorded a positive deviation of Ch$231.0 million or 36.6%, mainly because of higher revenues stemming from services rendered to AFC for Ch$311.4 million.

  Fee Income amounted to Ch$26,981.2 million during the period, implying a growth of Ch$3,176.0 million (13.4%) with respect to 4Q02. The latter mainly supported by the higher volume of collection during the period, which reached an average of Ch$48,191 million, with a real growth of 6.7% compared to 4Q02. Regarding clients, the average number of contributors amounted to 1,441,158, which leads Provida as a leader with market share of 41.4%.

  Gains on Mandatory Investments rose to Ch$1,763.3 million, an significant positive deviation Ch$1,117.7 million or 173.1% compared to that attained in 4Q02. This favorable evolution is supported by the recovery of the stock markets which was highly taken advantage of given the high concentration of pension funds in this kind of instrument after the implementation of the multiple funds where the affiliates opted gradually and preferably for those portfolios concentrated on variable income. In figures, real return of 4Q03 ascended to 2.2% which compares favorably with -0.9% obtained in 4Q02. In this result is highlighted profits generated by A and B type Funds with higher share percentage that during 4Q03 recorded returns of 5.9% and 3.3% in real terms (compared to 1.5% and -0.4% obtained in 4Q02), whereas C type Fund which concentrates more than a half of pension savings recorded a real return of 2.0% in 4Q03 compared favorably to –1.0% obtained in 4Q02.

  Operating Expenses amounted to a total of Ch$19,830.6 million during 4Q03, an increase of 12.2% or Ch$2,160.7 million with respect to 4Q02. This deviation is mainly explained by higher expenses recorded in L&D Insurance for Ch$2,120.5 million due to the application of even more conservative criteria in casualty rate provisions which implies the accrual of casualty rate in the coverage period of the contract that is in accordance with Superintendency’s instruction about this matter. Additionally, higher administration expenses were recorded, originated fundamentally from the administration of new services in the Industry, externalization of collection process intended in order to improve client service and to reduce the associated costs and higher expenses related to consolidation of affiliated companies, as well as higher commercial activity which originated an increment on sales force remuneration (higher commissions). The latter partially offset by lower remuneration of administrative personnel given rationalization of staff initiated some years ago that was maintained during the quarter.

  Remuneration of Administrative Personnel amounted to Ch$3,541.8 million implying minor expenses for Ch$770.9 million or 17.9% with respect to 4Q02. It is important to highlight that the Company during all the year has emphasized efficiency of the administrative structures, which is reflected in lower average number of administrative staff of 7.7% with respect to same period last year from 1,123 workers at 4Q02 to 1,037 at 4Q03. Likewise, savings are recorded for Ch$532.5 million generated by minor remuneration and benefits granted to personnel, given the lower average number of personnel in the period with respect to 4Q02. Another factor contributing to this positive deviation is minor severance payments (Ch$430 million) due to in December 2002 severance payments in connection with retirement plan were included. Partially offsetting the above is the inclusion of expenses originated by AFP Porvenir in Dominican Republic for Ch$94.2 million, after the acquisition of 100% of this society and its consolidation in results.

  Sales Force Remuneration amounted to Ch$2,422.7 million in 4Q03, representing higher expenses for Ch$267.8 million (12.4%) due to payment of greater rewards and commissions granted to sales force. Meanwhile, rewards reflect extraordinary incentives to achieve commercial goals intended to increase participation of higher salaries in a more competitive environment than last year, higher commission correspond to higher transfers according to commercial strategy.

Regarding staff, the average number of sales agents fell from 661 in 4Q02 to 627 in 4Q03, representing a drop of 5.1%. This rationalization took place in order to maintain only highly productive agents to achieve commercial goals in relation to higher volumes of net rents in those segments of higher returns, as well as capturing a bigger number of clients regarding voluntary pension savings.

  Expenses recognized for the concept of Life and Disability Insurance during 4Q03 reached Ch$9,901.3 million, which is higher by Ch$2,120.5 million or 27.3% with respect to 4Q02. Supporting the above are lower interest rates that imply a higher cost of casualties and the increment in the number of requests evidencing a greater learning process by affiliates about the use of the benefit that jointly affected the rise in the client portfolio casualty rate; adding the application of an even more conservative criteria in the constitution of provisions.

The latter and as it was mentioned previously, as the contract for August 2003 –December 2004 came into force, AFP Provida decided to strengthen the application of more conservative criteria of the acknowledgment of the casualty rate through the application of the accrued criteria of the projected casualty rate of the contract in its period of coverage, of 17 months, in order to maintain an adequate correlation between revenues and expenses recognized on monthly basis. This criteria could not be applied previously since it did not have enough reasonable evidence that allowed for an adequate predictive capacity, situation that through greater historical evidence plus the internal development of a model to forecast casualties, has allowed to apply the aforementioned criteria.

For the new contract applied between August 2003-December 2004 the total of client salary base was estimated at a rate of 1/17, an additional over the temporary premium in relation to projected casualty rate adjusting it to a rise if it exceeds initial projections. Therefore, for 4Q03 3 out of 17 months have been recognized from the estimated difference for casualty rate for an amount of Ch$1,624.2 million, whereas according to criteria applied for previous contracts would have begun 12 months before the first pre-settlement owing to gather more information to make provisions, that applied to the current contract had corresponded to start making provisions from April 2004 onwards.

This criteria is according to instructions established by Authority in the constitution of insurance provisions, due to it contemplates that in December 2004 settlement to be made to the insurance Company must be replenished in its 100%.

Finally, a favorable aspect contributed to this negative result, given by the growth of Company in collected incomes of clients, resulting in higher cost for temporary premium for an amount of Ch$811.7 million.

  Other Operating Expenses reached Ch$3,964.8 million in 4Q03 representing an increase of 15.9% or Ch$543.3 million recorded in same period last year. It must be pointed out that behind this evolution are the administration expenses stemming from the consolidation of AFP Porvenir in Dominican Republic for Ch$232.7 million partially offset by the savings reached by AFP Genesis of Ch$92.3 million.

Locally, the negative deviation is associated with higher administration expenses of Ch$618.1 million stemming from the hiring of temporary services basically to cover the technical support of the AFC and the expenses related to the administration of funds given the enforcement of the Multiple Funds that led to a greater investment in variable income, which incremented costs of transactions and custody. Finally, also contributing to the above are higher costs in relation to the process of externalization of the collection in order to improve the quality of customer service in branch offices aimed at maintaining client fidelity and reducing the costs associated to that process.

  Operating Income increased by 31.74% or Ch$2,365.1 million, compared to same period last year, totaling Ch$9,817.1 million, as a result of favorable evolution of all of components of operating income. In this result, both fee income, and gains on mandatory investments are highlighted, but it was partially annulled by higher operating expenses.

  Other Non Operating Revenue (Expenses) show a positive deviation of Ch$71.5 million, from a loss of Ch$1,132.4 million in 4Q02 to a loss of Ch$1,060.9 million in 4Q03. This result basically stemming from the lower loss for price level restatement of Ch$1,298.3 million due to lower inflation applied in the period with respect to same period of 2002 (-0.3% in 4Q03 versus 1.6% in 4Q02). Partially overshadowing the above are the minor net non operating revenues for Ch$723.8 million due to the appreciation of Chilean peso respect to dollar over its main component, gain obtained in the sale of AFPC Porvenir, Colombia that was recorded in results in dollars. Further during 4Q03 minor revenues were perceived by Ch$275.8 million stemming from affiliated companies basically due to exchange factors and the exclusion of AFPC Porvenir after its sale in September 2003.

  The Results of Affiliated Companies diminished from Ch$1,638.3 million in 4Q02 to Ch$1,362.4 million in 4Q03. Regarding foreign affiliates, they registered a negative deviation of Ch$373.3 million negatively affected by the appreciation of the Chilean peso with respect to the dollar (10.3% in 4Q03) given the dollarization of Provida Internacional. In addition to the above, are the lower returns for Ch$284.7 million generated by AFORE Bancomer of Mexico owing to the depreciation of Mexican peso with respect to the dollar and sluggish employment levels affecting directly fee income, adding the exclusion of AFPC Porvenir in Colombia after its sale which implied lower results for Ch$167.8 million. In connection with local affiliates and unlike previous quarters, these subsidiaries register a positive deviation of Ch$97.5 million with respect to 4Q02. In this is highlighted the contribution of PreviRed.com for Ch$85.3 million, society that has not yet reached breakeven point, it has diminished its losses as a results of collection contracts with previsional institutions and payment contracts with financial institutions which have implied larger volume of activity and its effect in revenues.

		4Q03	4Q02	Change	% Change

Company	Country	(Million of constant Chilean pesos at December 31, 2003, except percentages)
Horizonte	Peru	429.4	421.6	7.8	1.9%
Porvenir	Colombia	-	167.8	(167.8)	-100.0%
Bancomer	Mexico	891.4	1,176.1	(284.7)	-24.2%
Crecer	El Salvador	242.2	170.7	71.4	41.8%
DCV	Chile	2.2	9.6	(7.4)	-76.8%
PreviRed.com	Chile	(57.5)	(142.9)	85.3	-59.7%
AFC	Chile	(145.3)	(164.8)	19.5	-11.8%

	TOTAL	1,362.4	1,638.3	(275.8)	-16.8%
  The increase of the Interest Expense of Ch$71.7 million or 30.48% is basically due to the greater use of bank credit lines to temporally finance interim dividends paid in October and to the comparatively higher TAB rates applied to long term loans, offseting the effect of the reduction of the same, given the amortizations established in their respective payment schedules.

  The expense recognized as Income Tax in 4Q03 reached Ch$1,501.8 million, exceeding by Ch$1,657.2 million with respect to 4Q02. The latter partly associated to acknowledge a net credit for Ch$155.4 million stemming from a tax claim from dividends of foreign affiliated companies not included in monthly provisions for tax expenses that led to reverse partly of them in the quarter. Regarding 4Q03, higher profits obtained with respect to 4Q02 as well as the application of a higher tax rate (16.0% in 4Q02 versus 16.5% in 4Q03) contributed to the negative deviation of the tax expense.

  In 4Q03, the Exchange Rate recorded an appreciation of 10.2%, higher than the figure recorded in 4Q02 (4.0%).

CONSOLIDATED INCOME STATEMENT

	4Q 2003	4Q 2002	Change	%
	(Million of constant Chilean pesos at December 31, 2003, except percentages)
OPERATING REVENUES
Fee income	26,891.2	23,715.2	3,176.0	13.4%
Gains on mandatory investments	1,763.3	645.6	1,117.7	173.1%
Rebates on L&D insurance	131.1	130.0	1.1	0.8%
Other operating revenues	862.1	631.1	231.0	36.6%

Total Operating Revenues	29,647.7	25,121.9	4,525.8	18.0%

OPERATING EXPENSES
Administr. personnel remunerations	(3,541.8)	(4,312.7)	770.9	-17.9%
Sales personnel remunerations	(2,422.7)	(2,154.9)	(267.8)	12.4%
L&D insurance	(9,901.3)	(7,780.8)	(2,120.5)	27.3%
Other operating expenses	(3,964.8)	(3,421.5)	(543.3)	15.9%

Total Operating Expenses	(19,830.6)	(17,669.9)	(2,160.7)	12.2%

OPERATING INCOME	9,817.1	7,451.9	2,365.1	31.7%

OTHER INCOME (EXPENSES)
Gains on investments	(1.4)	64.9	(66.3)	-102.1%
Profit (loss) in affil. companies	1,362.4	1,638.3	(275.8)	-16.8%
Amortization of goodwill	(1,257.5)	(1,168.2)	(89.2)	7.6%
Interest expense	(306.9)	(235.2)	(71.7)	30.5%
Other income net	(621.2)	102.6	(723.8)	-705.6%
Price level restatement	(236.4)	(1,534.7)	1,298.3	-84.6%

Total Other Income (Expenses)	(1,060.9)	(1,132.4)	71.5	-6.3%

INCOME BEFORE TAXES	8,756.2	6,319.5	2,436.7	38.6%
INCOME TAXES	(1,501.8)	155.4	(1,657.2)	-1066.4%

NET INCOME	7,254.4	6,474.9	779.5	12.0%

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	March 31 , 2004	By:	/s/ Salvador Milán Alcaraz

			Name:	Salvador Milán Alcaraz
			Title:	Chief Financial Officer